SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. __)*
Western Refining, Inc.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
959319 10 4

(CUSIP Number)
Paul L. Foster
6500 Trowbridge Drive
El Paso, Texas 79905
(915) 775-3300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 2, 2007

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 7 Pages)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 959319 10 4	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Franklin Mountain Investments Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		19,277,914

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	19,277,914 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	28.3%

14	TYPE OF REPORTING PERSON (see instructions)

	PN

(1)	Of the shares indicated as beneficially owned by Franklin Mountain Investments Limited Partnership, Franklin Mountain Investments Limited Partnership has shared dispositive power over all of the shares. Paul L. Foster holds an 89.6% interest in Franklin Mountain Investments Limited Partnership and is the sole stockholder and President of Franklin Mountain G.P, LLC, the General Partner of Franklin Mountain Investments Limited Partnership, and as such, Paul L. Foster may be deemed to have dispositive power over all of its shares. Pursuant to the Voting Agreement as described in Item 4 herein, Mr. Foster has sole voting power over all of the shares beneficially held by Franklin Mountain Investments Limited Partnership.

Item 1. Security and Issuer
     This statement on Schedule 13D (“Schedule 13D”) relates to common stock, $0.01 par value (“Common Stock”), of Western Refining, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 6500 Trowbridge Drive, El Paso, Texas 79905.
Item 2. Identity and Background
     (a) This Schedule 13D is filed by Franklin Mountain Investments Limited Partnership (the “Reporting Person”). Franklin Mountain G.P., LLC (“FMGP”) is the General Partner of the Reporting Person and Paul L. Foster is the sole stockholder and President of FMGP.
     (b) The business address of the Reporting Person, FMGP and Paul L. Foster is 6500 Trowbridge Drive, El Paso, Texas 79905.
     (c) The principal business of the Reporting Person is to serve as a holding company. The principal business of FMGP is to serve as the General Partner of the Reporting Person. The principal occupation of Paul L. Foster is President and Chief Executive Officer of the Issuer.
     (d) — (e) During the past five years none of the Reporting Person, FMGP or Paul L. Foster have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a Texas limited partnership. FMGP is a Texas general partnership. Paul L. Foster is a citizen of the United States and a resident of El Paso, Texas.
Item 3. Source and Amount of Funds or Other Consideration
     Immediately prior to the closing of the Issuer’s initial public offering on January 24, 2006, Western Refining Company, L.P. (“WRCLP”) became a wholly-owned subsidiary of the Issuer pursuant to a Contribution Agreement, dated January 24, 2006, by and among the Issuer and the former and current general and limited partners of WRCLP (the “Contribution Agreement”). Upon the closing of the transactions contemplated by the Contribution Agreement, the Issuer issued 47,692,900 shares of its common stock to WRC Refining Company (“WRCRC”) and RHC Holdings, L.P. (“RHC”) in exchange for all of the membership interests in Refinery Company, L.C., the former general partner of WRCLP, and for the limited partner interests in WRCLP, respectively. Refinery Company, L.C. then merged with and into Western Refining GP, LLC, a wholly-owned subsidiary of the Issuer. As a result, the Issuer indirectly holds all of the limited and general partner interests in WRCLP. In connection with the closing of the Contribution Agreement and prior to the closing of the offering, WRCLP distributed $147.7 million to its partners.
     Each of Paul L. Foster, Jeff A. Stevens, Ralph A. Schmidt and Scott D. Weaver are limited partners in RHC, the former limited partner of WRCLP, and shareholders in WRCRC, the former member of the former general partner of WRCLP.
     References to, and descriptions of the Contribution Agreement of the Issuer as set forth in this Item 3 are qualified in their entirety by reference to the Contribution Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the United States Securities and Exchange Commission under the Securities Exchange Act of 1934, which is incorporated in its entirety in this Schedule 13D and filed as Exhibit (a) hereto.

Item 4. Purpose of Transaction
     See Item 3.
     On July 26, 2007, the general and limited partners of RHC namely: (i) WRCRC as general partner and (ii) Paul L. Foster, the Reporting Person, Jeff A. Stevens, Ralph A. Schmidt and Scott D. Weaver as limited partners (collectively with WRCRC, the “Partners”) approved a pro rata distribution in kind to the Partners of all of the shares of Common Stock of the Issuer held by RHC on August 2, 2007 (the “Distribution”). As a result of the Distribution, the Partners now directly hold the shares of Common Stock of the Issuer that they previously held indirectly through their respective ownership interests in RHC.
     On August 2, 2007, the Partners entered into a Voting Agreement which provides for the voting of certain of their shares of Common Stock of the Issuer and grants an irrevocable proxy to vote such shares to Paul L. Foster, (the “Voting Agreement”). The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement which is filed as Exhibit (b) hereto and is incorporated herein by reference.
     As of the date of this Schedule 13D, none of the Reporting Person, FMGP or Paul L. Foster have any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Reporting Person or its affiliates, FMGP and Paul L. Foster may, from time to time or at any time, subject to market and general economic conditions, the requirements of federal or state securities laws and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers:
•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

     Depending on the factors described in the preceding paragraph, and other factors which may arise in the future, the Reporting Person, FMGP and Paul L. Foster may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Reporting Person, FMGP and Paul L. Foster may entertain discussions with, or make proposals to, the Issuer, to other stockholders of the Issuer or to third parties.
Item 5. Interest in Securities of the Issuer
     (a)(i) The Reporting Person is the beneficial owner of 19,277,914 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and there being 68,161,792 shares of Common Stock outstanding as of August 2, 2007, constitutes 28.3% of the outstanding shares of Common Stock. Of the shares indicated as beneficially owned by the Reporting Person, the Reporting Person has shared dispositive power over all of the shares. Paul L. Foster holds an 89.6% interest in the Reporting Person and is the sole stockholder and President of FMGP and as such, may be deemed to have dispositive power over all of its shares. Pursuant to the Voting Agreement as described in Item 4 herein, Mr. Foster has sole voting power over the shares beneficially held by the Reporting Person.
          (ii) Paul L. Foster is the beneficial owner of 29,306,812 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 43.0% of the outstanding shares of Common Stock.
          (iii) Jeff A. Stevens is the beneficial owner of 7,248,252 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 10.6% of the outstanding shares of Common Stock.
          (iv) Ralph A. Schmidt is the beneficial owner of 2,018,558 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 3.0% of the outstanding shares of Common Stock.
          (v) Scott D. Weaver is the beneficial owner of 2,015,243 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 3.0% of the outstanding shares of Common Stock.
          (vi) WRCRC is the beneficial owner of 807,302 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 1.2% of the outstanding shares of Common Stock.
     (b)(i) Of the shares indicated as beneficially owned by the Reporting Person in Item 5(a)(i) above, the Reporting Person has shared dispositive power over all of the shares. Paul L. Foster holds an 89.6% interest in the Reporting Person and is the sole stockholder and President of FMGP and as such, may be deemed to have dispositive power over all of its shares. Pursuant to the Voting Agreement as described in Item 4 herein, Mr. Foster has sole voting power over the shares beneficially held by the Reporting Person.
          (ii) Mr. Foster has sole voting power for 40,574,250 shares of Common Stock of the Issuer. Of the shares indicated as beneficially owned by Paul L. Foster in Item 5(a)(ii) above, 6,250 are restricted shares which will vest over three years from the date of grant. Of the remaining 29,300,562 shares beneficially owned by Mr. Foster, Mr. Foster has sole dispositive power over 9,237,334 shares and shared dispositive power over 20,063,228 shares of which 785,314 shares are beneficially owned by WRCRC, in which Mr. Foster holds a 97.3% interest and 19,277,914 shares are beneficially owned by the Reporting Person in which Mr. Foster holds an 89.6% interest.

          (iii) Of the shares indicated as beneficially owned by Jeff A. Stevens in Item 5(a)(iii) above, 4,900 shares are restricted shares and over which Mr. Stevens has sole voting power and 14,134 of the shares are beneficially owned by WRCRC, in which Mr. Stevens holds a 1.8% interest and over which shares Mr. Stevens has shared dispositive power. Of the remaining 7,229,218 shares beneficially owned by Mr. Stevens, Paul L. Foster has sole voting power and Mr. Stevens has sole dispositive power.
          (iv) Of the shares indicated as beneficially owned by Ralph A. Schmidt in Item 5(a)(iv) above, Mr. Schmidt has shared dispositive power for 3,927 of the shares which are beneficially owned by WRCRC, in which Mr. Schmidt holds a 0.5% interest and 1,515 shares are restricted shares that will vest over three years from the date of grant and over which shares Mr. Schmidt has sole voting power. Of the remaining 2,013,116 shares beneficially owned by Mr. Schmidt, Mr. Schmidt has sole voting and dispositive power over 5,000 shares and Paul L. Foster has sole voting power and Mr. Schmidt has sole dispositive power over 2,008,116 shares.
          (v) Of the shares indicated as beneficially owned by Scott D. Weaver in Item 5(a)(v) above, 3,200 shares are restricted shares over which Mr. Weaver has sole voting power and 3,927 shares are beneficially owned by WRCRC, in which Mr. Weaver holds a 0.5% interest and over which shares Mr. Weaver has shared dispositive power. Of the remaining 2,008,116 shares beneficially owned by Mr. Weaver, Paul L. Foster has sole voting power and Mr. Weaver has sole dispositive power.
          (vi) Of the shares indicated as beneficially owned by WRCRC in Item 5(a)(vi) above, WRCRC has shared dispositive power over all of the shares. Paul L. Foster holds a 97.3% interest in WRCRC and is the President, controlling stockholder and Chief Executive Officer of WRCRC and as such, may be deemed to have dispositive power over all of its shares. Pursuant to the Voting Agreement as described in Item 4 herein, Mr. Foster has sole voting power over the shares beneficially held by WRCRC.
     (c) Except as described in Item 4 of this Schedule 13D or elsewhere in this Schedule 13D, the Reporting Person, FMGP, Paul L. Foster, Jeff A. Stevens, Ralph A. Schmidt, Scott D. Weaver and WRCRC have not effected any transactions in the Common Stock during the past 60 days.
     (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information provided or incorporated by reference in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference herein.
Item 7. Material to Be Filed as Exhibits
     (a) Current Report on Form 8-K for Western Refining, Inc., dated January 24, 2006 and filed January 25, 2006 (File No. 001-32721) is incorporated herein by reference.
     (b) Voting Agreement dated as of August 2, 2007, by and among the certain stockholders of Western Refining, Inc. listed on the signature pages thereto.

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 3, 2007

Franklin Mountain Investments Limited Partnership
By:	Franklin Mountain G.P., LLC, General Partner

By:	/s/ Paul L. Foster
	Name:	Paul L. Foster
	Title:	President

EXHIBIT INDEX
     Voting Agreement dated as of August 2, 2007 by and among the certain stockholders of Western Refining, Inc. listed on the signature pages thereto.